EXHIBIT 99.2
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[PICTURES OMITTED]                                  [LOGO - CANADIAN NATURAL]

                                                              PRESS RELEASE
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         CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES QUARTERLY DIVIDEND
           CALGARY, ALBERTA - NOVEMBER 2, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.06 (six cents) per common share. The dividend will be payable January 1, 2006 to shareholders of record at the close of business on December 16, 2005.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.



For further information, please contact:

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
                                CANADIAN NATURAL RESOURCES LIMITED 2500,
                                        855 - 2nd Street S.W.
                                          Calgary, Alberta
                                              T2P 4J8
TELEPHONE:  (403) 514-7777                          ALLAN P. MARKIN                   DOUGLAS A. PROLL
                                                           Chairman        Chief Financial Officer and
FACSIMILE:  (403) 517-7370                                              Senior Vice-President, Finance
EMAIL:      IR@CNRL.COM                            JOHN G. LANGILLE
WEBSITE: www.cnrl.com                                 Vice-Chairman                    COREY B. BIEBER
                                                                                       Vice-President,
TRADING SYMBOL - CNQ                                  STEVE W. LAUT                 Investor Relations
Toronto Stock Exchange       President and Chief Operating Officer
New York Stock Exchange
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